

June 23, 2022

Ronald South
Senior Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

> **Re: Henry Schein, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2021**
> **Filed February 15, 2022**
> **File No. 000-27078**

Dear Mr. South:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note from your first quarter earnings call on May 3, 2022 that the company experienced some price inflation. Please expand your discussion to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact, if material, to the company. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Refer to Item 303(b)(2) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services